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ANNUAL ~~AUDITED REPORT~~ ~~FORM X-17A-5~~ PART III

SEC FILE NUMBER
8-14652

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Marsh & McLennan Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1166 Avenue of the Americas
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Deema Ismail (212) 345-1956
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	N.Y.	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

We, Deema Ismail and Jamshid Ehsani, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Marsh & McLennan Securities Corporation for the year ended December 31, 2002, are true and correct. We further affirm that neither the Corporation nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature 2/24/03 Date

DEEMA ISMAIL, VICE PRESIDENT AND CONTROLLER

Signature Date

JAMSHID EHSANI, PRESIDENT AND CHIEF EXECUTIVE OFFICER

Notary Public

MURUGAN DHANDAPANI
Notary Public, State of New York
No. 02DH6039057
Qualified in Kings County
Certificate Filed in New York County
Commission Expires March 20, 2006

MARSH & McLENNAN SECURITIES CORPORATION
(SEC I.D. No. 8-14652)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed in accordance with Rule 17a-5(e)(3)
as a Public Document.

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte
& Touche

INDEPENDENT AUDITORS' REPORT

Marsh & McLennan Securities Corporation:

We have audited the accompanying consolidated statement of financial condition of Marsh & McLennan Securities Corporation (the "Company") as of December 31, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the consolidated financial position of Marsh & McLennan Securities Corporation at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 27, 2003

MARSH & McLENNAN SECURITIES CORPORATION

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash	$	3,146,870
Short-term investment		4,189,408
Receivables from affiliates		5,836,231
Fees and commissions receivable		210,461
Interest receivable		6,140
Income taxes receivable		1,647,888
Prepaid expenses and other assets		143,960
Capitalized software, at cost, less accumulated amortization of $38,837		1,359
Furniture and equipment, at cost, less accumulated depreciation of $90,693		51,141
TOTAL ASSETS	$	15,233,458

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Payables to affiliates	$	1,684,836
Accounts payable and other liabilities		1,389,066
Total liabilities		3,073,902
STOCKHOLDER'S EQUITY		
Common stock $100 par value, 1,500 shares authorized and outstanding		150,000
Additional paid-in capital		15,801,857
Accumulated deficit		(3,792,301)
Total stockholder's equity		12,159,556
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	15,233,458

See notes to consolidated statement of financial condition.

MARSH & McLENNAN SECURITIES CORPORATION

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION YEAR ENDED DECEMBER 31, 2002

1. ORGANIZATION

The consolidated statement of financial condition includes the accounts of Marsh & McLennan Securities Corporation ("MMSC") and its wholly owned subsidiary Marsh Insurance & Investments Corp. ("MIIC"). MMSC and its subsidiary MIIC (collectively, the "Company") are wholly owned subsidiaries of MMSC Holdings, Inc. ("Parent"), which is an indirect wholly owned subsidiary of Marsh & McLennan Companies, Inc. ("MMC").

MMSC is a broker-dealer primarily involved in providing financial risk solutions through structured finance transactions and providing financial advice on capital markets transactions, including mergers and acquisitions. MMSC provides risk management solutions as an agent and/or intermediary by structuring insurance capital and derivative products, including asset value guarantees, and credit enhancements. The Company is a broker-dealer registered with the United States Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company does not hold funds or securities for customers or maintain customer accounts and is not authorized by its NASD membership agreement to do so.

Prior to calendar year 2001, MMSC's business included variable products and mutual funds brokerage services. In calendar year 2000, MIIC was incorporated and also received NASD authorization to provide variable products and mutual funds brokerage services. Effective December 30, 2000, the NASD approved and MMSC effected a transfer all of the registered representatives affiliated with its variable products and mutual funds brokerage services business to MIIC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The Company prepares its consolidated statement of financial condition in accordance with accounting principles generally accepted in the United States of America. In preparing the consolidated statement of financial condition, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash - Currently the Company is not required to segregate cash in a reserve bank account pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934, as the Company does not process customer transactions.

Short-term Investment - The only financial instrument held consists of a money-market fund that invests in government securities. The carrying value of the financial instrument approximates fair value due to the short-term maturity of such instruments.

Fixed Assets, Depreciation and Amortization - Fixed assets are stated at cost less accumulated depreciation and amortization. Depreciation of furniture and equipment is provided on a straight-line basis over the estimated useful lives of these assets, generally five to ten years. In February 2002, the Company transferred its furniture at book value to a related party.

Income Taxes - The Company is included in the consolidated federal return filed by MMC. Federal income taxes are calculated for the Company as if it filed a separate return and the amount of the current federal tax receivable is recorded in the receivables from affiliates account, net of deferred federal tax liabilities. The Company files a separate return for state and local income taxes. Income tax receivable represents amounts due from various state tax authorities resulting from tax overpayments. The local income tax liability is included as part of accounts payable and other liabilities.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. INCOME TAXES

The provision for Federal income taxes is based upon the statutory rate after giving effect to the deduction for state and local taxes. With respect to state and local taxing authorities, the Company generally files its own tax return in those jurisdictions that do not otherwise require inclusion in a consolidated return.

4. RELATED PARTY TRANSACTIONS

The Company purchases certain services from one or more affiliates of MMC. During the year, the agreement with between MIIC and certain affiliates was revised so that certain administrative, operational, compensation, accounting, compliance, facilities costs and other expenses which are incurred by affiliated companies, is charged to MIIC.

MIIC sweeps certain excess operating cash balances on account with a third party daily to an interest bearing account with an affiliated company. Such balances are classified as a receivable from affiliate and totaled $1,163,424 as of December 31, 2002.

Certain employees of MMSC are awarded deferred stock bonus units under the MMC 2000 Employee Incentive and Stock Award Plan. MMSC defers and amortizes the costs of these awards over a three-year vesting period. Included in the Company's payables to affiliates balance of $1,684,836 are MMSC's payables to affiliates of $834,472 for the deferred stock awards as of December 31, 2002.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1), under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. At December 31, 2002, MMSC had net capital of $2,921,261, which was $2,752,731 in excess of its required net capital of $168,530. MMSC's aggregate indebtedness at December 31, 2002 was $2,527,958. MMSC's net capital ratio was 0.87 to 1.

MMSC does not guarantee, endorse or assume the liabilities of MIIC and, therefore, the Company has opted to file separate Net Capital Computations for MMSC and MIIC under Rule 15c3-1c.

6. CONSOLIDATED SUBSIDIARIES

The following is a summary of certain financial information of MIIC, the Company's consolidated subsidiary:

Total assets	$4,478,285
Stockholder's equity	$3,932,341

The $3,932,341 of stockholder's equity of MIIC is not included as capital in the unconsolidated computation of the Company's net capital.

As of December 31, 2002, MIIC was in compliance with all minimum capital requirements under Rule 15c3-1 of the Securities Exchange Act of 1934.

7. SUBSEQUENT EVENTS

On February 10, 2003, MMC filed an application with the NASD for the corporate reorganization of MMC's broker-dealers. MMC seeks to consolidate its three broker-dealers, MIIC, MMSC, and Mercer Securities Inc. ("MSI"), into a single registered entity, which initially, will be a wholly owned subsidiary of MIIC. The name of the newly formed subsidiary will be MMC Securities Corp. ("MMC Securities").

Under the planned reorganization, MIIC will contribute substantially all the assets and liabilities of its broker-dealer business to MMC Securities which will succeed to the broker-dealer registration of MIIC. Immediately following the succession, MMSC and MSI will each contribute their assets to MMC Securities in exchange for common stock of MMC Securities.

* * * * * *

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte & Touche

February 27, 2003

Marsh & McLennan Securities Corporation
1166 Avenue of the Americas
New York, NY 10036

Dear Sir or Madam:

In planning and performing our audit of the consolidated statement of financial condition of Marsh & McLennan Securities Corporation (the "Company") for the year ended December 31, 2002 (on which we issued our report dated February 27, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP